                      BlackRock Global Equity Income Trust
                               40 East 52nd Street
                               New York, NY 10022

                                                   March 30, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and
Rule 17g-1 thereunder, I hereby enclose for filing an amendment to the joint fidelity bond (the "Bond") of the BlackRock closed-end funds. This amendment is being filed for the purpose of adding BlackRock Global Equity Income Trust
("BFD") (File No. 811-22006) to the coverage of the Bond.

Enclosed herewith in accordance with Rule 17g-1 please find: (i) a copy of the insurance binder for the endorsement to the Bond adding BFD, (ii) a copy of the resolutions adopted by the Board of Trustees of BFD on February 22, 2007 with respect to these matters and (iii) a copy of the joint insured bond agreement among BFD and the other BlackRock closed-end funds named therein. BFD was added to the Bond effective March 30, 2007, and the Bond will terminate September 29,
2007. In connection with this addition of BFD to the Bond, premiums on the Bond for BFD have been paid through September 29, 2007. Absent the joint fidelity bond,
BFD would have maintained an individual fidelity bond of $1,000,000.

Should you have any questions regarding this filing, feel free to contact me at
(212) 810-3439.

Sincerely,

/s/ Vincent B. Tritto

Vincent B. Tritto
Secretary
BlackRock Global Equity Income Trust

INSURANCE BINDER     60608                      FRANK CRYSTAL
                                                  & COMPANY
                                 FINANCIAL SQUARE 32 OLD SLIP NEW YORK, NY 10005
                                       (212) 344-2444 (800) 221-5830
                                           TELEX: 222792  CABLE: CRYSTINSCOS
                                              TELECOPIER:(212) 425-7017

Insured's Mailing Address                       Date Typed  04/05/07
                                                By:  kr1/60608
BlackRock Closed End Funds                      A/E: RDN
40 East 52nd Street                             Insured's No.
New York, NY 10022                              Telephone Confirmation      [ ]

Company or Agency                               Date
                                                With Whom
St. Paul Fire & Marine Insurance Company
c/o Travelers
485 Lexington Avenue
New York, NY 10017

_____________________________________________________________________________________________________________

New Order [ ] Endorsement [X] Renewal [ ] Rewrite [ ] Information Only [ ]

_____________________________________________________________________________________________________________
Name (if different from mailing address)
                                                Inception or Effective Date 09/29/06

                                                Expiration  09/29/07

                                                Policy No.  490PB1278

                                                           Company  St. Paul Fire & Marine Insurance Co.

_____________________________________________________________________________________________________________
Location(s) (if different from mailing address)
                                                Prepaid                        [ ]

                                                Installment                    [ ]

                                                Premium

_____________________________________________________________________________________________________________
_____________________________________________________________________________________________________________
Type of Coverage - Excess Registered Management Investment Company Bond

Specifications - It is hereby understood and agreed, that the following Fund will be added to the above referenced policy as Additional Named Insured as of
March 30, 2007:

Additional Named Insured:
BlackRock Global Equity Income Trust

All other terms and conditions shall remain unchanged.

_____________________________________________________________________________________________________________

Mortgagee [ ]  Loss Payee [ ]  Additional Insured [ ]  Other  [ ]
_____________________________________________________________________________________________________________
Enclosure  [ ]                                  The undersigned company agrees, for its respective
                                                interests only and to the extent respectively
_______________________________________________ indicated to effect insurance or changes as set forth.
                                                This agreement is binding for account of the Assured
Remarks  [ ]                                    until acceptance of satisfactory policy and/or
                                                endorsement and/or term agreed to by Frank Crystal
                                                & Co. Inc. This Binder is issued for a period of 60
                                                days and automatically will be extended for additional
                                                consecutive periods of 60 days until acceptance of the
                                                Policy, Bond, and/or Endorsement by the Assured.

_____________________________________________________________________________________________________________
                                                Name of Underwriter:
For Frank Crystal & Co., Inc.
Refer to: Robert Duran                          (Print or Type) Richard Fachet

                                                /s/ Richard Fachet
                                                Signature Original signature on file with Frank Crystal & Co., Inc.
_____________________________________________________________________________________________________________
Admitted  [X]  Non-Admitted  [ ]                For (Insurance Company) St. Paul Fire & Marine Insurance
                                                                          Company
                                                Date Signed 4/5/07
_____________________________________________________________________________________________________________

INSURANCE BINDER     60607                      FRANK CRYSTAL
                                                  & COMPANY
                               FINANCIAL SQUARE 32 OLD SLIP NEW YORK, NY 10005
                                     (212) 344-2444 (800) 221-5830
                                         TELEX: 222792  CABLE: CRYSTINSCOS
                                            TELECOPIER:(212) 425-7017

Insured's Mailing Address                       Date Typed  03/30/07
                                                By:  kr1/60607
BlackRock Closed End Funds                      A/E: RDN
40 East 52nd Street                             Insured's No.
New York, NY 10022                              Telephone Confirmation         [ ]

                                                Date
Company or Agency                               With Whom

Vigilant Insurance Company
c/o Chubb
55 Water Street
New York, NY 10041

_____________________________________________________________________________________________________________
New Order [ ] Endorsement [X] Renewal [ ] Rewrite [ ] Information Only [ ]

_____________________________________________________________________________________________________________
Name (if different from mailing address)
                                                Inception or Effective Date 09/29/06

                                                Expiration  09/29/07

                                                Policy No.  8144-8382

                                                           Company  Vigilant Insurance Company
_____________________________________________________________________________________________________________
Location(s) (if different from mailing address)

                                                Prepaid                        [ ]

                                                Installment                    [ ]

                                                Premium  $n/a

_____________________________________________________________________________________________________________
_____________________________________________________________________________________________________________
Type of Coverage - Registered Management Investment Company Bond

Specifications - It is hereby understood and agreed, that the following Fund will be added to the above referenced policy as Additional Named Insured as of
March 30, 2007:

Additional Named Insured:
BlackRock Global Equity Income Trust

All other terms and conditions shall remain unchanged.

_____________________________________________________________________________________________________________

Mortgagee [ ]  Loss Payee [ ]  Additional Insured [ ]  Other  [ ]
_____________________________________________________________________________________________________________
Enclosure  [ ]                                  The undersigned company agrees, for its respective
                                                interests only and to the extent respectively
_______________________________________________ indicated to effect insurance or changes as set forth.
                                                This agreement is binding for account of the Assured
Remarks  [ ]                                    until acceptance of satisfactory policy and/or
                                                endorsement and/or term agreed to by Frank Crystal
                                                & Co., Inc. This Binder is issued for a period of 60
                                                days and automatically will be extended for additional
                                                consecutive periods of 60 days until acceptance of the
                                                Policy, Bond, and/or Endorsement by the Assured.

_____________________________________________________________________________________________________________
                                                Name of Underwriter:
For Frank Crystal & Co., Inc.
Refer to: Robert Duran                          (Print or Type) Lisa Friscia

                                                /s/ Lisa Friscia
                                                Signature  Original signature on file with Frank Crystal & Co., Inc.
_____________________________________________________________________________________________________________
                                                For (Insurance Company) Vigilant Insurance Company
Admitted  [X]  Non-Admitted  [ ]
                                                Date Signed
_____________________________________________________________________________________________________________

                                BFD RESOLUTION
                                --------------

                              Joint Fidelity Bond
                              -------------------

         RESOLVED, that the Board of Trustees of the Trust has determined that the participation by the Trust and other funds, series or accounts managed by the Advisor in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of the Trust; and further

         RESOLVED, that the agreement between the Trust and other funds, series or accounts managed by the Advisor to enter into the joint fidelity bond (the "Joint Insured Bond Agreement"), be, and it hereby is, adopted and approved substantially in the form previously approved and adopted by the
Board of Trustees on behalf of the BlackRock Closed-End Funds, together with such changes and modifications as the officers of the Trust deem advisable;
and further

         RESOLVED, that the Board of Trustees, including a majority of the
Trustees who are not "interested persons" (as defined in the 1940 Act) of the
Trust or the Advisor, shall review such Joint Insured Bond Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of the Trust, and whether or not the premiums to be paid by the Trust are fair and reasonable; and further

         RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trust is hereby designated as the officer of the Trust who is authorized and directed to make the filings with the Securities and
Exchange Commission (the "SEC") and give the notices required by Rule 17g-1(g);
and further

         RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

THE BLACKROCK CLOSED-END TRUSTS
JOINT INSURED BOND AGREEMENT

AGREEMENT, made as of this 30th day of March, 2007, between the investment companies listed on Schedule A (each an "Insured" and together, the "Insureds") pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, as amended (the "1940 Act"), relating to the Insureds' joint insured bond (the "Bond").

The undersigned hereby consent to additional closed-end investment companies advised by BlackRock Advisors, LLC or its affiliates being named as additional Insureds under the Bond and this Agreement, and an officer of the BlackRock Closed-End Trusts shall periodically revise Schedule A to reflect any such additions.  The Secretary of the  BlackRock Closed-End Trusts or his or her designee may maintain the official version of Schedule A, as it may be revised from time to time pursuant to this Agreement, in electronic format.
The undersigned hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by one or more of the Insureds, each Insured entitled to share in such recovery shall receive an equitable and proportionate share of the recovery, and in all such events such share of the recovery shall be an amount that is at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) under the 1940 Act.

By and on behalf of each of the Insureds

/s/ Vincent B. Tritto
Name:  Vincent B. Tritto
Title: Secretary

SCHEDULE A

BlackRock Broad Investment Grade 2009 Term Trust Inc.
BlackRock Broad Investment Grade 2009 Term Trust Inc. Sub.
BlackRock California Insured Municipal 2008 Term Trust Inc.
BlackRock California Insured Municipal Income Trust
BlackRock California Investment Quality Municipal Trust Inc.
BlackRock California Municipal 2018 Term Trust
BlackRock California Municipal Bond Trust
BlackRock California Municipal Income Trust
BlackRock California Municipal Income Trust II
BlackRock Core Bond Trust
BlackRock Dividend AchieversTM Trust
BlackRock Enhanced Dividend AchieversTM Trust
BlackRock Florida Insured Municipal 2008 Term Trust
BlackRock Florida Municipal 2020 Term Trust
BlackRock Florida Insured Municipal Income Trust
BlackRock Florida Investment Quality Municipal Trust
BlackRock Florida Municipal Bond Trust
BlackRock Florida Municipal Income Trust
BlackRock Global Energy and Resources Trust
BlackRock Global Equity Income Trust
BlackRock Global Floating Rate Income Trust
BlackRock Global Opportunities Equity Trust
BlackRock Health Sciences Trust
BlackRock High Income Shares
BlackRock High Yield Trust
BlackRock Income Opportunity Trust Inc.
BlackRock Income Trust Inc.
BlackRock Insured Municipal 2008 Term Trust Inc.
BlackRock Insured Municipal Income Trust
BlackRock Insured Municipal Term Trust
BlackRock Investment Quality Municipal Trust Inc.
BlackRock Limited Duration Income Trust
BlackRock Long-Term Municipal Advantage Trust
BlackRock Maryland Municipal Bond Trust
BlackRock Municipal 2018 Term Trust
BlackRock Municipal 2020 Term Trust
BlackRock Municipal Bond Trust
BlackRock Municipal Income Trust
BlackRock Municipal Income Trust II
BlackRock New Jersey Investment Quality Municipal Trust Inc.
BlackRock New Jersey Municipal Bond Trust
BlackRock New Jersey Municipal Income Trust
BlackRock New York Insured Municipal 2008 Term Trust Inc.
BlackRock New York Insured Municipal Income Trust
BlackRock New York Investment Quality Municipal Trust Inc.
BlackRock New York Municipal 2018 Term Trust
BlackRock New York Municipal Bond Trust
BlackRock New York Municipal Income Trust
BlackRock New York Municipal Income Trust II
BlackRock Pennsylvania Strategic Municipal Trust
BlackRock Preferred and Equity Advantage Trust
BlackRock Preferred Opportunity Trust
BlackRock Real Asset Equity Trust
BlackRock Strategic Bond Trust
BlackRock Strategic Dividend AchieversTM Trust
BlackRock Strategic Municipal Trust
BlackRock Virginia Municipal Bond Trust
BlackRock World Investment Trust
S&P Quality Rankings Global Equity Managed Trust

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